DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Computation of Net Capital under Rule 15c3-1

December 31, 2020

Computation of net capital:

Total stockholder's equity	$	44,683,826
Less:		
Nonallowable assets:		
Administrative service and distribution fees receivable		4,304,015
Commissions receivable		13,244
Receivable from affiliates		15,256,346
Property, plant and equipment		6,210
Other assets		3,195,790
Other deductions		1,567,953
		24,343,558
Net capital		20,340,268
Alternative net capital requirement		250,000
Excess net capital	$	20,090,268

Note: The above computation does not differ from the amended computation filed by the Company on Form X-17A-5 on March 31, 2021.

See accompany report of independent registered public accounting firm.